# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nautilus Biotechnology, Inc., CIK 0001808805
CUSIP: 63909J108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2701 Eastlake Avenue East, Seattle, Washington (WA), 98102
Date of event which requires filing of this statement: 10/05/2026
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Perceptive Advisors LLC, Alexander Rakitin, 51 Astor Place, 10th Floor, New York, New York (NY), 10003, 646-205-5345

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 4,944,512; sole dispositive power 0; shared dispositive power 4,944,512; aggregate amount beneficially owned 4,944,512 (3.9% of the class)
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,944,512; sole dispositive power 0; shared dispositive power 4,944,512; aggregate amount beneficially owned 4,944,512 (3.9% of the class)
- Perceptive Life Sciences Master Fund, Ltd. (CIK 0001249675): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,778,652; sole dispositive power 0; shared dispositive power 4,778,652; aggregate amount beneficially owned 4,778,652 (3.8% of the class)
- C2 Life Sciences LLC (CIK 0001890152): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 165,860; sole dispositive power 0; shared dispositive power 165,860; aggregate amount beneficially owned 165,860 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Nautilus Biotechnology, Inc.
Address of issuer's principal executive offices: 2701 Eastlake Avenue East, Seattle, Washington (WA), 98102

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in row 13 are based on 127,372,425 shares of Common Stock outstanding as of October 22, 2026, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 27, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. Neither Perceptive Advisors LLC ("Perceptive Advisors") nor Joseph Edelman ("Mr. Edelman") directly holds any Common Stock. Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund") directly holds 4,778,652 shares of Common Stock, and C2 Life Sciences LLC ("C2") directly holds 165,860 shares of Common Stock. Perceptive Advisors serves as the investment manager to the Master Fund and C2. Mr. Edelman is the managing member of Perceptive Advisors.
Transactions in the class effected during the past sixty days: Except as set forth on Schedule A attached hereto as Exhibit 99.1 and incorporated herein by reference, the Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 5 to this Schedule 13D. All transactions set forth on Schedule A were effected in the open market through brokers.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On October 16, 2026, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Schedule A - Transactions in the Common Stock

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (11/03/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (11/03/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (11/03/2026)
- C2 Life Sciences LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (11/03/2026)